UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For December 2015

Commission File No. 001-36488

MOKO Social Media Limited

320 King Street
Alexandria, VA 22314

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Exhibits

99.1	Appendix 3Y: Change of Director’s Interest Notice (Diana Rhoten)
99.2	Appendix 3Y: Change of Director’s Interest Notice (Emma Waldon)
99.3	Appendix 3Y: Change of Director’s Interest Notice (Ian Rodwell)
99.4	Appendix 3Y: Change of Director’s Interest Notice (Leo Hindery, Jr.)
99.5	Appendix 3Y: Change of Director’s Interest Notice (Mark Hauser)
99.6	Appendix 3Y: Change of Director’s Interest Notice (Greg McCann)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOKO Social Media Limited

By:	/s/ Ian Rodwell
Name:	Ian Rodwell
Title:	Chief Executive Officer

Dated: December 2, 2015